Filed by TD Ameritrade Holding Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

Commission File No.: 001-35509

The following Q&A regarding the proposed transaction between TD Ameritrade and The Charles Schwab Corporation was made available on amtd.com.

General Questions about Charles Schwab’s proposed acquisition of TD Ameritrade:

1.           What is happening?

The Charles Schwab Corporation and TD Ameritrade Holding Corporation have entered into an agreement for Schwab to acquire TD Ameritrade in an all-stock transaction valued at approximately $26 billion.

Our combined client experience will bring together the best of Schwab’s and TD Ameritrade’s innovative and client-centric platforms, products, and services. These include leading trading and wealth management platforms, custody platforms and technology, investor education, award-winning service, retirement services, banking, asset management, and a unique satisfaction guarantee. Together, under the respected Charles Schwab brand, we will continue to challenge the status quo and pool our resources and expertise to truly transform lives and investing for the better.

2.           Why this deal? Why now?

We expect this combination to deliver strategic benefits and attractive returns for owners of both companies. Under the agreement, TD Ameritrade stockholders will receive 1.0837 Schwab shares for each share of TD Ameritrade, which represents a 17% premium over the 30-day volume weighted average price exchange ratio as of Nov. 20, 2019.

We share a common history with Schwab – one that dates back to our founding on “May Day” in 1975. For nearly 45 years we have worked tirelessly to make Wall Street more accessible, and financial dreams more attainable, for millions of Americans. This transaction brings together two industry pioneers to better serve clients in a hyper-competitive environment. We believe we can accomplish more together than we could apart.

Together, under the respected Charles Schwab brand, we will continue to challenge the status quo and pool our resources and expertise to transform lives, and investing, for the better.

3.           Why is being acquired better for shareholders than going alone?

We have an opportunity with Schwab to deliver strategic benefits and attractive returns for owners of both companies. We are bringing together two industry pioneers to better serve clients in a hyper-competitive environment. We believe we can accomplish more together than we could apart.

For nearly 45 years we have worked tirelessly to make Wall Street more accessible, and financial dreams more attainable, for millions of Americans. We can ensure that our legacy lives on by joining forces with a respected firm like Schwab to pool our resources and expertise and deliver an outstanding client experience for retail investors and independent RIAs.

4.           What are the terms of the deal?

Under the agreement, TD Ameritrade shareholders will receive 1.0837 Schwab shares for each share of TD Ameritrade, which represents a 17% premium over the 30-day volume weighted average price as of Nov. 20, 2019.

Post-closing, TD Bank will have an estimated aggregate ownership position in the combined company of approximately 13% with other TD Ameritrade stockholders and existing Schwab stockholders holding approximately 18% and 69% respectively. TD Bank’s voting stake will be capped at 9.9%, with the balance of its position held in a new, non-voting class of Schwab common stock.

Additional details regarding stockholder matters, including upcoming votes, will be provided in subsequent merger proxy materials.

In connection with the transaction, Schwab and TD Bank entered into an amendment to the existing insured deposit account agreement between TD Bank and TD Ameritrade, to be effective as of the closing of the transaction. The amended terms include a ten-year extension of the agreement to 2031 and an approximately 10 bps reduction in the servicing fee payable by the combined company to TD Bank. Over time, Schwab will also have the option to reduce balances routed to TD Bank under the agreement, subject to certain restrictions. This arrangement provides flexibility to optimize related revenue as those balances are shifted to Schwab or other banks.

5.           Will any TD Ameritrade directors continue on with the Charles Schwab board? How will its composition change?

TD Ameritrade will have the right to nominate one director to the Charles Schwab board of directors.

6.           When will the deal close?

The transaction is subject to customary closing conditions, including receipt of applicable regulatory approvals and approval by the stockholders of both companies. We expect the transaction to close in the second half of 2020, and integration efforts to begin immediately thereafter.

7.           What are the pro-forma numbers on the combined entity?

For the 12 months ended Sept. 30, 2019, Charles Schwab and TD Ameritrade, on a pro-forma basis, had approximately:

•                  $5 trillion in total client assets

•                  24 million funded client accounts

•                  $17 billion in annual revenues

•                  $7 billion in pre-tax profits

8.           What does this mean for TD Ameritrade’s ongoing CEO search?

The TD Ameritrade board of directors has suspended its previously-disclosed CEO search and has named Steve Boyle interim president and chief executive officer. Steve will guide the execution of the company’s 2020 plan and prepare the firm for a smooth integration once the deal closes.

Tim Hockey has moved into an advisory role to support Steve through February 2020. We remain grateful to him for his leadership over the last three years.

9.           What role will TD Bank Group play in the combined entity?

In connection with the transaction, Schwab and TD Bank entered into an amendment to the existing insured deposit account agreement between TD Bank and TD Ameritrade, to be effective as of the closing of the transaction. The amended terms include a ten-year extension of the agreement to 2031 and an approximately 10 bps reduction in the servicing fee payable by the combined company to TD Bank. Over time, Schwab will also have the option to reduce balances routed to TD Bank under the agreement, subject to certain restrictions. This arrangement provides flexibility to optimize related revenue as those balances are shifted to Schwab or other banks.

Post-closing, TD Bank will have an estimated aggregate ownership position of approximately 13%. TD Bank’s voting stake will be capped at 9.9% with the balance of its position held in a new, non-voting class of Schwab common stock.

Additional details regarding stockholder matters, including upcoming votes, will be provided in the subsequent merger proxy materials.

10.   How do TD Ameritrade clients stand to benefit from this transaction?

There is no immediate impact for clients of either firm. Until the transaction is complete, we will remain separate and continue to operate our respective businesses as usual. Once the deal closes, which we expect to be sometime in the second half of calendar 2020, we will begin our integration, focusing on decisions that will enhance the client experience by identifying the best capabilities from both firms.

We expect the combined client experience will reflect the best that each firm has to offer, including leading trading and wealth management platforms, custody platforms and technology, investor education, award-winning service, retirement services, banking, asset management, and a unique satisfaction guarantee.

More specific details will be shared later after integration planning is underway.

11.   What will happen to the products, services, and people that I’m used to doing business with at TD Ameritrade?

There is no immediate impact for clients of either firm. Until the transaction receives all necessary regulatory approvals and is closed, we and Schwab remain separate entities and will continue to operate our businesses as usual.

We expect that our combined client experience will bring together the best of Schwab’s and TD Ameritrade’s innovative and client-centric platforms, products, and services. These include leading trading and wealth management platforms, custody platforms and technology, investor education, award-winning service, retirement services, banking, asset management, and a unique satisfaction guarantee.

Integration planning will begin once the deal has closed, which we believe will happen in the second half of 2020. More information will be available at that time.

12.   Will Schwab retain TD Ameritrade’s trading platforms, specifically thinkorswim?

Our combined client experience will bring together the best of Schwab’s and TD Ameritrade’s innovative and client-centric platforms, products and services. These include leading trading and wealth management platforms, custody platforms and technology, investor education, award-winning service, retirement services, banking, asset management, and a unique satisfaction guarantee.

Integration planning will begin once the deal has closed, which we believe will happen in the second half of 2020. More information will be available at that time.

13.   Will you develop a new brand strategy for the combined entity?

Schwab has a proud history, a respected brand, and a strong corporate culture. As the acquirer, we expect those things to remain post-integration. The combined company will carry the Schwab name.

14.   How will Schwab’s recent acquisition of USAA impact integration efforts?

Schwab does not expect the USAA transaction to impact this transaction as the integration of the USAA brokerage and wealth management business is expected to be completed before the integration of TD Ameritrade begins.

15.   Will there be job loss?

This will have an impact on our people. We are combining two firms with complementary brands and business models, and Schwab has stated that some synergies will be realized from eliminating overlapping and duplicative roles, as well as through real estate, administrative and other savings.

Because of this, we expect there will be workforce reductions. We believe that a large number of TD Ameritrade Associates will continue on with Schwab post-integration, but there will likely also be many that do not. Decisions on staffing will be made as part of the integration planning process, which has not started yet. As we’ve demonstrated time and again, any impacted Associates will be treated fairly and with the utmost dignity and respect.

That said, we have a long way to go, and many steps to take, before the transaction can close and integration planning can begin. We have a strong company with talented Associates, and we remain full steam ahead in delivering great experiences to our clients and each other.

16.   What are Schwab’s plans for TD Ameritrade’s employees and HQ facilities in Omaha, Southlake (TX), St. Louis, Chicago, Ann Arbor, Denver, Draper (UT), San Diego, Jersey City, Columbia (MD), and other employment centers?

For now it’s business as usual. The transaction is subject to regulatory approval and customary closing conditions, and in the meantime we will operate as separate, competing entities.

Once approvals are received, we expect the transaction will close in the second half of calendar 2020. Integration efforts will begin immediately thereafter. More specific details will be shared later after integration planning is underway.

17.   How does this impact FY20 guidance?

We will remain separate, competing entities until deal close, which we expect to happen in the second half of 2020, so we will be focused on executing according to our fiscal 2020 plans. We will continue to provide regular updates and guidance as needed.

Questions for TD Ameritrade Institutional Independent Registered Investment Advisor Clients

1.           What does today’s news mean for TD Ameritrade Institutional Advisor clients?

For now, it’s business as usual, and nothing changes for you or your clients. Your Service Team remains the same throughout this transition, and you should continue to access the TD Ameritrade Institutional Advisor platform.

TD Ameritrade and Schwab will continue to operate as separate companies until deal close and the transition to Schwab Advisor Services is complete. We are committed to making this a smooth transition for you and your clients.

2.           What happens next for TD Ameritrade Institutional Advisor Clients?

TD Ameritrade and Schwab will work together to obtain all of the necessary approvals for the transaction. We expect closing to take place in the second half of 2020. Until that time, we will continue to operate independently.

Once the transaction is closed, we will begin combining the firms, focusing on decisions that will lead to enhancements for advisors by identifying the best capabilities from both firms.

3.           When do you expect to fully transition my business to Schwab? What about transitioning my clients’ account information?

For now, it’s business as usual, as we work through a number of necessary approvals. Only after the deal has closed will work begin to combine our operations and transition to Schwab. The integration of the two firms is expected to take between 18 and 36 months following the close of the transaction, which we expect to take place in the second half of calendar 2020.

TD Ameritrade and Schwab have strong and capable teams that will work together to manage a smooth transition process for your clients and onboarding for your firms. You will be kept informed throughout the transition process through email, and you can access the latest news and information via www.tdainstitutional.com.

4.           How can I be sure that my service levels will remain the same during this transition period?

We are sensitive to the concerns about the potential for service disruptions as it relates to M&A transitions. We and Schwab are committed to a smooth transition for advisors and their clients.

5.           What should I tell my clients?

We understand advisors’ need to provide transparent communications to their clients about the acquisition. We have emailed TD Ameritrade Institutional Advisor clients a client letter that can serve as a foundation for any client outreach related to the initial news of this proposed acquisition.

As we move forward, you can count on regular communications from us to keep you informed.

6.           Can I transition my business to Schwab Advisor Services on my own?

Right now, it’s business as usual. We recommend that TD Ameritrade Institutional advisor clients continue using the TD Ameritrade Institutional platform until the full conversion, as transitioning with the official conversion will be much simpler than doing so on your own. However, advisors have the option to transition their business to Schwab prior to the full conversion.

7.           How will you keep us updated throughout the transition?

We will keep advisors informed throughout the transition process through email, with the latest news and information available on www.tdainstitutional.com.

As always, advisors can continue to contact their advisor service team for any questions or concerns.

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following:

The Charles Schwab Corporation	TD Ameritrade Holding Corporation
211 Main Street	200 South 108th Avenue
San Francisco, CA 94105	Omaha, Nebraska 68154
Attention: Investor Relations	Attention: Investor Relations
(415) 667-7000	(800) 669-3900
investor.relations@schwab.com

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8-K filed on August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K for the year ended September 30, 2019, its proxy statement filed on December 31, 2018 and its Current Reports on Form 8-K filed on July 22, 2019, May 20, 2019 and February 19, 2019, which are filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements relating to the business combination transaction involving Schwab and TD Ameritrade, including stockholder and client benefits; scale; growth; EOCA; competitive position; anticipated synergies; accretion; and timing of closing and integration, that reflect management’s expectations as of the date hereof Achievement of these expectations is subject to risks and uncertainties that could cause actual results to differ materially from the expressed expectations. Important transaction-related factors that may cause such differences include, but are not limited to, the risk that expected revenue, expense and other synergies from the transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including stockholder and regulatory approvals; and disruptions to the parties’ businesses as a result of the announcement and pendency of the merger. Other important factors include general market conditions, including the level of interest rates, equity valuations and trading activity; the parties’ ability to attract and retain clients and registered investment advisors and grow those relationships and client assets; competitive pressures on pricing, including deposit rates; the parties’ ability to develop and launch new and enhanced products, services, and capabilities, as well as enhance their infrastructure, in a timely and successful manner; client use of the parties’ advisory solutions and other products and services; client sensitivity to rates; the level of client assets, including cash balances; capital and liquidity needs and management; regulatory guidance; litigation or regulatory matters; any adverse impact of financial reform legislation and related regulations; and other factors set forth in Schwab’s and TD Ameritrade’s most recent reports on Form 10-K. Schwab and TD Ameritrade disclaim any obligation and do not intend to update or revise any forward-looking statements.

The following additional Q&A was made available in connection with the proposed transaction:

1.         How do shareholders stand to benefit from this transaction?

•           Under the agreement, TD Ameritrade stockholders will receive 1.0837 Schwab shares for each TD Ameritrade share, which represents a 17% premium over the 30-day volume weighted average price exchange ratio as of Nov. 20, 2019.

•           In addition, former TD Ameritrade shareholders (not including TD Bank) will make up approximately 18% of the combined Schwab shareholder base. It’s an ownership stake in a company with a tremendous amount of momentum whose prospects we expect to be even stronger once it joins forces with TD Ameritrade – two companies with a relentless client-first focus.

•           Together, we believe the combined company can deliver the ultimate client experience – with leading trading and wealth management platforms, custody platforms and technology, investor education, award-winning service, retirement services, banking, asset management, and a unique satisfaction guarantee.

2.         How does this impact potential M&A in the interim?

•           Our board has agreed to this acquisition, which we encourage shareholders to support.

•           Until the deal closes, which we believe will happen in the second half of 2020, we will continue to operate as separate, competing entities.

•           We have a strong company with talented Associates, and we remain full steam ahead in delivering great experiences to our clients and advancing our growth strategy.

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade.  INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following:

The Charles Schwab Corporation	TD Ameritrade Holding Corporation
211 Main Street	200 South 108th Avenue
San Francisco, CA 94105	Omaha, Nebraska 68154
Attention: Investor Relations	Attention: Investor Relations
(415) 667-7000	(800) 669-3900
investor.relations@schwab.com

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8-K filed on August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC.  Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K for the year ended September 30, 2019, its proxy statement filed on December 31, 2018 and its Current Reports on Form 8-K filed on July 22, 2019, May 20, 2019 and February 19, 2019, which are filed with the SEC.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements relating to the business combination transaction involving Schwab and TD Ameritrade, including stockholder and client benefits; scale; growth; EOCA; competitive position; anticipated synergies; accretion; and timing of closing and integration, that reflect management’s expectations as of the date hereof  Achievement of these expectations is subject to risks and uncertainties that could cause actual results to differ materially from the expressed expectations.  Important transaction-related factors that may cause such differences include, but are not limited to, the risk that expected revenue, expense and other synergies from the transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including stockholder and regulatory approvals; and disruptions to the parties’ businesses as a result of the announcement and pendency of the merger.  Other important factors include general market conditions, including the level of interest rates, equity valuations and trading activity; the parties’ ability to attract and retain clients and registered investment advisors and grow those relationships and client assets; competitive pressures on pricing, including deposit rates; the parties’ ability to develop and launch new and enhanced products, services, and capabilities, as well as enhance their infrastructure, in a timely and successful manner; client use of the parties’ advisory solutions and other products and services; client sensitivity to rates; the level of client assets, including cash balances; capital and liquidity needs and management; regulatory guidance; litigation or regulatory matters; any adverse impact of financial reform legislation and related regulations; and other factors set forth in Schwab’s and TD Ameritrade’s most recent reports on Form 10-K.  Schwab and TD Ameritrade disclaim any obligation and do not intend to update or revise any forward-looking statements.

The following communication was made available by TD Ameritrade Holding Corporation on Twitter:

TD Ameritrade News (Twitter @TDAmeritradePR):

Tweet:  We’re excited to announce that a definitive agreement has been reached for @CharlesSchwab to acquire @TDAmeritrade. Learn more about the transaction: https://t.co/SYeJaTzSpE

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade.  INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following:

The Charles Schwab Corporation	TD Ameritrade Holding Corporation
211 Main Street	200 South 108th Avenue
San Francisco, CA 94105	Omaha, Nebraska 68154
Attention: Investor Relations	Attention: Investor Relations
(415) 667-7000	(800) 669-3900
investor.relations@schwab.com

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8-K filed on August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC.  Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K for the year ended September 30, 2019, its proxy statement filed on December 31, 2018 and its Current Reports on Form 8-K filed on July 22, 2019, May 20, 2019 and February 19, 2019, which are filed with the SEC.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements relating to the business combination transaction involving Schwab and TD Ameritrade, including stockholder and client benefits; scale; growth; EOCA; competitive position; anticipated synergies; accretion; and timing of closing and integration, that reflect management’s expectations as of the date hereof  Achievement of these expectations is subject to risks and uncertainties that could cause actual results to differ materially from the expressed expectations.  Important transaction-related factors that may cause such differences include, but are not limited to, the risk that expected revenue, expense and other synergies from the transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including stockholder and regulatory approvals; and disruptions to the parties’ businesses as a result of the announcement and pendency of the merger.  Other important factors include general market conditions, including the level of interest rates, equity valuations and trading activity; the parties’ ability to attract and retain clients and registered investment advisors and grow those relationships and client assets; competitive pressures on pricing, including deposit rates; the parties’ ability to develop and launch new and enhanced products, services, and capabilities, as well as enhance their infrastructure, in a timely and successful manner; client use of the parties’ advisory solutions and other products and services; client sensitivity to rates; the level of client assets, including cash balances; capital and liquidity needs and management; regulatory guidance; litigation or regulatory matters; any adverse impact of financial reform legislation and related regulations; and other factors set forth in Schwab’s and TD Ameritrade’s most recent reports on Form 10-K.  Schwab and TD Ameritrade disclaim any obligation and do not intend to update or revise any forward-looking statements.